Little Sioux Corn Processors, L.L.C.
4808 F Avenue
Marcus, IA 51035

Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C.  20549-7010

RE:	Little Sioux Corn Processors, L.L.C.
Form 10-K for Fiscal Year Ended September 30, 2006
Form 10-Q for Fiscal Quarter Ended December 31, 2006
File No. 0-50270

Dear Mr. Decker:

We are in receipt of your letter dated April 23, 2007, providing comments on our annual report filed on Form 10-K as filed on December 29, 2007.  We reviewed your comments and the purpose of this letter is to provide our responses to your comments.  In order to facilitate your review of our responses in the corresponding revisions to our registration statement, set forth below are each of your comments in chronological order immediately followed by our responses.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2006

General

1.

Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Response:	We will include the revisions described in this letter in our future filings.

Critical Accounting Estimates — Derivative Estimates, page 33

2.

We have read your response to comment four from our letter dated February 6, 2007. At September 30, 2006 and 2005, you recorded an asset for derivative instruments related to corn and natural gas options and futures positions of approximately $4,357,000 and $497,000. However, you only recorded a gain of approximately $1,311,000 in costs of goods sold for the year ended September 30, 2006. Given that you do not formally designate these instruments as hedges, please disclose and tell us why the gain recorded for the year ended September 30,

2006 does not represent the change in the fair value of your corn and natural gas derivatives from September 30, 2005 to September 30, 2006.

Response:  The change in the fair value of the derivative instruments, also includes the change in the cash balances in the derivative accounts, and the increase in positions due to additional purchases of derivative instruments.  The $1,311,000 recorded in cost of goods sold only relates to the unrealized and realized gains and losses.

Financial Statements

Note 2:  Summary of Significant Accounting Policies,  page F-9

Revenue Recognition, page F-9

3.                                            We have read your response to comment eight from our letter dated February 6, 2007.  We have the following comments in this regard.

•            Please delete the reference to “generally” in your revenue recognition policy.  If necessary, describe fully the instances where revenue is recognized products are not shipped.

Response:  We will change the revenue recognition policy to remove the word “generally” prospectively.

•            You indicated that any difference between ADM’s anticipated selling price and actual average selling price during the month is remitted to you.  Please clarify whether you have an obligation to repay ADM if the average selling price is less than the anticipated selling price.  Given the fact that selling prices can change subsequent to when you recognize revenue, please provide us with a more comprehensive response with regard to how you concluded that your price is fixed and determinable.  Your analysis should address what price you would receive from ADM if ADM is not able to sell the ethanol to its customers.

Response:  The contract with ADM provides that the Company and ADM agree on an initial price when shipments occur.  Within 14 days after the end of the  month, the final selling price is agreed upon. The Company records the difference between the initial price and the final price as an adjustment to revenue recognized for the month to which it relates, as the Company is still in the process of closing the books for the preceding month.

If ADM was not able to sell the ethanol that it purchases from the Company or if the market was trending downward due to lack of demand, the initial price agreed to between ADM and the Company would reflect these adverse changes, however, to the extent the initial price does not fully anticipate the lack of demand or inability of ADM to sell the ethanol purchased from the Company, adjustments would continue to be made for the difference between the initial price and the final price whatever level the final price may be.  .

•            You indicate that the sales and marketing fees and commissions are recorded gross and are included in selling, general and administrative expenses.  With reference to paragraph 9 of EITF 01-9, please address the need to record these fees net of revenues.

Response:  EITF 01-9 provides that cash consideration given to a vendor by a customer reduce the selling price of the vendors’ products unless both (a) an identifiable benefit is exchanged for the consideration and the benefit is separable from the from the customers’ purchase of the vendors’ products and (b) the vendor can reasonably estimate the fair value of the benefit identified. The Company’s recording of the sales and marketing fees in selling, general and administrative expenses is based on the fact that this amount is for the marketing services that ADM provides for the Company, the identifiable benefit, of which the fair value has been agreed to between the parties.  To further support this conclusion, if ADM did not provide this separately identifiable service, the Company would either have to hire someone internally or hire a broker to market the ethanol.  In this case, the sales and marketing fees would also be recorded in selling, general and administrative expenses.  The Company believes that the sales and marketing fee paid to ADM is commensurate with what would be paid to someone else hired directly by the Company.

Note 6 – Construction in Progress, page F-13

4.               We have read your response to comment nine from our letter dated February 6, 2007.  Please provide us with your materiality analysis under SAB 108 used to determine that interest capitalization was not material the periods presented.  If your SAB 108 analysis confirms your conclusions regarding materiality, please tell us how you intend to revise your disclosures in Note 6 in future filings as capitalization of interest appears to be required.

Response:  The cumulative effect of uncapitalized interest was less than $86,000 related to construction in progress at September 30, 2006.  This amount was arrived at by multiplying the weighted average construction in progress of approximately $1,292,000 by the weighted average interest rate of 6.65%.  Future filings will likely include capitalized interest, as the amount will then be material to the financial statements.

Note 15 - Commitments and Contingencies, pace F- 16

Legal Proceedings, page F-16

5.                                       We have read your response to comment 10 from our letter dated February 6, 2007.  It is unclear how you determined that your dispute with ADM is outside the scope of your ongoing operations.  Given that your dispute with ADM is directly related to your revenue recognition activities, it does not appear that your settlement meets the definition of a non-operating expense per Article 5-03(b)(8) and (9) of Regulation S-X.  We still continue to believe that your settlement should he included in operating income.  Please revise your statement of operations to classify your settlement in operating income.

Response:   We will reclassify the amount into operating expenses prospectively.

Form 10-Q_for the Quarter Ended December 31.  2006

Exhibits 31.1 and 31.2

6.                                       We note that you continue to replace the word “registrant” with your name in one or more places in your certifications.  In the future, please revise your certifications to include the word “registrant” instead of your actual name.  Your certifications should be in the exact form as required in Item 601(b)(31) of Regulation S-K.

Response:  We will revise our certifications in future filings to be in the exact form as required in Item 601(b)(31) of Regulation S-K.

Very Truly Yours,

/s/ Gary Grotjohn
Gary Grotjohn, CFO